TRANSAKT CORP

February 3, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

Attention: Mr. Larry Spirgel

Dear Sir,

Re:

TransAKT Corp.

Form 20-F for the year ended December 31, 2004

File No. 000-5039

We are writing in response to your request from our telephone conversation on February 2, 2006 wherein you requested that we perform a second calculation in response to prior comment 3 of your letter using 3 trading days on either side of the announcement of our IPM deal as a reasonable period for the calculation of market value.

As previously mentioned the IPM acquisition was announced on July 7, 2004.  The weighted average closing share price from June 30, 2004 to July 12, 2004 on the TSX Venture exchange was $0.32 and the simple average was also $0.32.  Only 69,200 shares traded during that time which is still quite nominal.  Average daily trading volume was only 9,886 shares.  The stock price was anywhere from $0.30 to $0.34 during the period (see below).  As mentioned in our call our normal private placement terms are a 30% or higher discount to market in these circumstances.  Discounting $0.32 by 30% we get $0.22 cents per share as a value which is comparable to the $0.23 calculated previously.

<date>	<open>	<high>	<low>	<close>	<vol>	<trades>	WACC
20040630	0.33	0.34	0.33	0.34	5,000	2	0.024566	Wednesday
20040702	0.32	0.32	0.32	0.32	500	1	0.002312	Friday
20040705	0.3	0.32	0.3	0.32	14,000	3	0.06474	Monday
20040707	0.28	0.34	0.28	0.33	23,500	6	0.112066	Wednesday
20040708	0.32	0.32	0.32	0.32	5,000	1	0.023121	Thursday
20040709	0.28	0.3	0.28	0.3	14,200	5	0.061561	Friday
20040712	0.3	0.3	0.3	0.3	7,000	1	0.030347	Monday

				2.23	69,200		0.32
				Ave Volume	9,886	daily
				Simple ave price	0.318571

Please note that July 1 is a holiday
There was no trading activity on July 6 according to our records

As stated in Paragraph 22 of SFAS 141 “… the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like…”

In the analysis performed by management, the thinly traded market was also supportive of applying the discount to the calculated market value above as at the time the Company had over 30 million shares outstanding and only 69,200 were traded within the few days before and after the announcement.  In addition only 19,200 shares traded following the announcement resulting in a market price decrease from $0.33 to $0.30.

Yours truly,

TRANSAKT CORP.

“signed”

Riaz Sumar

Chief Financial Officer

Suite 260, 1414 8th Street SW, Calgary, AB, T2R 1J6 Telephone (403) 290-1744